

12061824

AB
6/2

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8-48743

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 04/01/11 (MM/DD/YY) AND ENDING 03/31/12 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER - DEALER:

Beanpot Financial Services, Inc

OFFICIAL USE ONLY
FIRM ID. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

1073 Gage Street
(No. and Street)

Winnetka (City) Illinois (State) 60093 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

John J. O' Callahan 312-930-6666
(Area Code - Telephone No.)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Robert Cooper & Company CPAs, P.C.
(Name - if individual, state last, first, middle name)

141 West Jackson Blvd Suite 3100 (Address) Chicago (City) IL (State) 60604 (Zip Code)

CHECK ONE:

- [X] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

SEC
Mail Processing
Section

JUN 05 2012

Washington, DC
121

AB
6/20

OATH OR AFFIRMATION

I, John O'Callahan, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statements and supporting schedules pertaining to the firm of Beanpot Financial Services, Inc, as of March 31, 2012, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal, officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:



OFFICIAL SEAL
DONNA M DUGDALE
NOTARY PUBLIC - STATE OF ILLINOIS
MY COMMISSION EXPIRES:11/10/13

Signature

President

Title

Notary Public

This report **contains (check all applicable boxes):

x] (a) Facing page.
x] (b) Statement of Financial Condition.
x] (c) Statement of Income (Loss).
x] (d) Statement of Changes in Cash Flows.
x] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietor's Capital.
[ ] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
x] (g) Computation of Net Capital.
x] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
x] (i) Information Relating to the Possession or control Requirements Under Rule 15c3-3.
[ ] (j) A Reconciliation, including appropriate explanation, of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
x] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
x] (l) An Oath of Affirmation.
[ ] (m) A copy of the SIPC Supplemental Report.
[ ] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

Beanpot Financial Services, Inc.

(An Illinois Corporation)

Financial Statements

and Independent Accountant Report

March 31, 2012

Beanpot Financial Services, Inc.
(An Illinois Corporation)
Index
March 31, 2012

Robert Cooper & Company CPA P.C.
141 W. Jackson Blvd. Suite 3100
Chicago, Illinois 60604
312-322-2238
Facsimile 312-698-8722

REPORT OF INDEPENDENT PUBLIC ACCOUNTANT

To the Directors:
Beanpot Financial Services, Inc.

We have audited, the accompanying statement of financial condition of **Beanpot Financial Services, Inc.** as of March 31, 2011 and the Related Statement of Income, Changes in Stockholder's Equity and Statement of Cash Flows for the year then ended that you are filing pursuant to Rule 17a-5 under the Securities Exchange Act of 1934. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with the auditing standards generally accepted in the United States. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. Our audit of internal control over financial reporting included obtaining an understanding of internal control over financial reporting, assessing the risk that a material weakness exists, and testing and evaluating the design and operating effectiveness of internal control based on the assessed risk. Our audit also included performing such other procedures as we considered necessary in the circumstances. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the statements referred to above present fairly, in all material respects, the financial position of **Beanpot Financial Services, Inc.** as of March 31, 2012, and the results of their operations and their cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

Our audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The information contained in Schedules I and II is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by rule 17a-5 of the Securities and Exchange Commission. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.



Robert Cooper & Company CPA 's PC
May 25, 2012

Beanpot Financial Services, Inc.
(An Illinois Corporation)
Statement of Financial Condition
As of March 31, 2012

Assets			
Cash and cash equivalents		$	126,493
Fixed assets (less depreciation)			2,120
Other Asset			911
Total assets		$	129,524
Liabilities			
Accounts payable		$	19,052
Commission payable			0
Total liabilities			19,052
Common Stock - no par value			
10,000 shares authorized 1000			
issued and outstanding	$ 1,000		
Preferred Stock - 100 Par value 8% Non-cumulative			
1000 shares authorized 500 issued and outstanding	50,000		
Additional paid in capital	24,566		
Retained earnings	34,906		
Total Stockholders' equity			110,472
Total liabilities and stockholders' equity		$	129,524

The accompanying notes are an integral part of these financial statements.

Beanpot Financial Services, Inc.

(An Illinois Corporation)

Statement of Income

For the year ending to March 31, 2012

Revenues		
Commissions broker dealer	$	117,511
Commissions from IB business		381,399
Interest		212
Other revenue		63,679
Total revenue		562,801
Expenses		
Payroll expenses		275,927
Employee benefits		83,689
Professional fees		91,517
Communications		18,646
Data service. On-line fees and quote service		19,328
Occupancy costs		13,205
Fees		6,129
Depreciation		530
Other operating expenses		68,162
Total expenses		577,133
Net income	$	(14,332)

The accompanying notes are an integral part of these financial statements.

Beanpot Financial Services, Inc.

(An Illinois Corporation)

Statement of Changes in Members' Equity

For year ending March 31, 2012

Stockholders' equity at April 1, 2011	$	144,804
Additional paid in capital		(20,000)
Dividends paid		(0)
Net income		(14,332)
Stockholders' equity at March 31, 2012	$	110,472

The accompanying notes are an integral part of these financial statements.

Beanpot Financial Services, Inc.

(An Illinois Corporation)

Statement of Cash Flows

For year ending March 31, 2012

Cash flows from operating activities:		
Net income	$	-14,332
Depreciation and amortization		530
Adjustments to reconcile net income to net cash used in operating activities:		
Decrease in commissions Rec.		20,000
Decrease in due to/from broker-dealer		0
Change in security deposits		0
Increase in payables		17,207
Increase in accrued payouts		0
Net cash used in operating activities		23,405
Cash flows from investing activities:		
Purchase of fixed assets		-2,650
Net cash used in investing activities		-2,650
Cash flows from financing activities:		
Capital contribution		0
Reduction in paid in capital		(20,000)
Net cash provided by financing activities		(20,000)
Net Increase in cash and cash equivalents		755
Cash and cash equivalents, beginning of the year		125,738
Cash and cash equivalents, end of the year	$	126,493

The accompanying notes are an integral part of these financial statements.

Beanpot Financial Services, Inc.
(An Illinois Corporation)
Notes to the Financial Statements
March 31, 2012

1. Organization

Beanpot Financial Services, Inc. ("The Company") was incorporated under the laws of the State of Illinois on November 14, 1991. The Company is a broker-dealer registered with the Securities and Exchange Commission (SEC) and is a member of the Financial Industry Regulatory Authority (FINRA) with offices in Chicago, Illinois and Boston, Massachusetts. The Company is also a guaranteed introducing broker (IB). The guarantor is RJ O'Brien a registered Futures Commission Merchant (FCM). The Company will try to match up a potential client to a primary broker dealer so that that broker dealer will do the execution that customers business.

2. Significant Accounting Policies

Use of Estimates

The preparation of the financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities, the disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenue and expenses during the reporting period. Actual results could differ from those estimates.

Receivables from brokers and dealers

The Company clears their commission transactions through another broker-dealer on a fully disclosed basis. The amounts receivable from the broker dealer are positive cash balances. Trailing commissions are booked as earned at the end of the month.

Commissions

Commissions and related expenses are recorded on a trade-date basis as transactions occur. Trailing commissions are paid to the Company for the referral of business to the primary broker dealer and FCMs in return for getting the execution business.

Statement of Cash Flows

For purposes of the Statement of Cash Flows, the Company has defined cash equivalents as highly liquid investments, with original maturities of less than ninety days that are not held for sale in the ordinary course of business.

Depreciation.

Depreciation is provided on a double declining balance following MACRS lives for all Depreciable assets. The estimated useful lives are three years to five years for computers and related software

FASB Accounting Standard Updates

In 2009, the Financial Accounting Standards Board ("FASB") issued the FASB Accounting Standards Codification ("ASC" or "Codification") and the Hierarchy of Generally Accepted Accounting Principles ("GAAP"). This statement was effective for the Company in 2009. Upon effect, the Codification became the source of authoritative US GAAP recognized by the FASB and the Company's notes to the financial statements no longer made reference to the Statement of Financial Accounting Standards ("SFAS") or other US GAAP pronouncements. The adoption of the Codification had no impact on the Company's financial condition and results of operations.

on whether an entity is (1) an SEC filer or a conduit debt obligor or (2) another entity. If an entity is either an SEC filer or a conduit debt obligor, the ASU requires it to evaluate subsequent events through the date on which the financial statements are issued. All other entities are required to evaluate subsequent events through the date their financial statements are available to be issued. This evaluation may require significant judgment, and an entity's determination is an accounting policy election, that, once made, should be applied consistently. This statement was effective for the Company in 2010.

Income Taxes
No provision has been made in the accompanying financial statements for federal or state income taxes.

Effective January 1, 2010, the Company applied the provision of ASC 740, Income Taxes, which provides guidance for how uncertain tax positions should be recognized, measured, presented and disclosed in the financial statements. ASC 740 requires the evaluation of tax positions taken or expected to be taken in the course of preparing the Company's financial statements to determine whether the tax positions are more-than-likely-than-not of being sustained by the applicable tax authority. The Company has concluded there is no tax expense to be recorded by the Company for the year ended March 31, 2012.

In February 2010, the FASB issued Accounting Standard Update 2010-09 ("ASU"), which contains amendments to certain recognition and disclosure requirements of ASC 855, Subsequent Events. The ASU amends ASC 855 to indicate that the period through which subsequent events are evaluated is based

3. Fair Value Measurements

Fair value is the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. FASB ASC 829, Fair Value Measurements and Disclosures, includes a fair value hierarchy that prioritizes the inputs to valuation techniques use dot measure fair value. The hierarchy gives the highest priority to unadjusted quoted prices in active markets for identical assets or liabilities (level 1 measurement) and the lowest priority to unobservable inputs (level 3 measurements). The three levels of the fair value hierarchy from FASB ASC 820 are described as follows:

Level 1 Inputs that reflect unadjusted quoted prices in active markets for identical assets or liabilities that the Company has the ability to access at the measurement date;

Level 2 Inputs other than quoted prices that are observable for the asset or liability either directly or indirectly, including inputs in markets that are not considered to be active;

Level 3 Inputs that are unobservable.

Inputs are used in applying the various valuation techniques and broadly refer to the assumptions that market participants use to make valuation decisions, including assumptions about risk. Inputs may include price information, volatility statistics, specific and broad credit data, liquidity statistics, and other factors. An investment's level within the fair value hierarchy is based on the lowest level of any input that is significant to the fair value measurement. However, the determination of what constitutes "observable" requires significant judgment by management. Management considers observable data to be that market data which is readily available, regularly distributed or updated, reliable and verifiable, not proprietary, provided by multiple, independent sources that are actively involved in the relevant market. The categorization of an investment within the hierarchy is based upon the pricing transparency of the investment and does not necessarily correspond to management's perceived risk of that investment.

Substantially all of the Company's investments have been classified within Level 1 as they have observable inputs and their values are based on quoted market prices in active markets.

Investments may be classified as Level 2 when market information becomes available, yet the investment is not traded in an active market and/or the investment is subject to transfer restrictions, or the valuation is adjusted to reflect illiquidity and/or non-transferability.

The Company only has level one assets held in cash, receivables and accrued expenses.

.4. INCOME TAXES

The Company is taxed as a Personal Service Corporation for federal income tax purposes. The Company files on a calendar year for tax purposes. The Company files their taxes on a calendar year end basis. At December 31, 2011 there was no income tax liability.

5. COMMITMENTS

The company has a lease commitment for their office space in Winnetka. The Future minimum lease payments are as follows:

July 1, 2012 through June 30 2013 700 per month $8,400 per year

6. NET CAPITAL REQUIREMENTS

As a registered NASD broker-dealer, Beanpot Financial Services, Inc. is subject to the net capital requirements of the Securities and Exchange Commission's "Uniform Net Capital Rule" (Rule 15c3-1). Beanpot Financial Services, Inc. is required to maintain minimum net capital, as defined, equal to the greater of $5,000 or 6 2/3% of aggregate indebtedness. At March 31, 2012 the Company had net capital of $107,441. The net capital was $102,441 in excess of the required minimum net capital.

7. OFF BALANCE SHEET RISK AND CONCENTRATION OF CREDIT RISK

The Company as a broker dealer does not hold customer-segregated cash, interest in futures positions nor securities balances. Customer accounts are introduced by the Company to broker dealers and FCM's that hold customer funds and process those customers transactions on a fully disclosed basis. In conjunction with this arrangement, the Company could become contingently liable for any introduced customer account that became an unsecured debt balance with the respective FCM. Customer activities may expose the Company to off-balance-sheet credit risk in the event that the introduced customer is unable to fulfill its contractual obligations to the FCM that the Company introduced. Management of the Company seeks to control such credits risks by monitoring its exposure to the risk of loss daily, on an account-by-account basis.

8. PREFERRED STOCK

The preferred stock is an 8% non-commutative dividend paying stock.

9. SUBSEQUENT EVENTS

Management has evaluated subsequent events through May 25, 2012, the date the financial statements were issued. There were no subsequent events.

Beanpot Financial Services, Inc.

(An Illinois Corporation)

Computation of Net capital Under 15C 3-1 of the Securities and Exchange Commission

March 31, 2012

Schedule I

Total stockholders' equity	$ 110,472
Unallowable assets	(3,031)
Haircuts	(none)
Net Capital	$107,441
Minimum net capital requirement	5,000
Excess net capital	$102,411
Excess net capital at 1000 %	$105,536

Note: The above information on this schedule is not in agreement, in all material aspects, with the Unaudited 1FOCUS Report part II filed by Beanpot Financial Services, Inc. at March 31, 2012. Reconciliation has been included.

The accompanying notes are an integral part of these financial statements.

Beanpot Financial Services, Inc.

(An Illinois Corporation)
Computation

Computation of Net capital Under 15C 3-1 (continued)
of the Securities and Exchange Commission
March 31, 2012

COMPUTATION OF AGGREGATE INDEBTEDNESS

Aggregate Indebtedness	
Items included in the balance sheet	
Accrued payables	$ 19,052
Ratio of aggregate indebtedness to Net Capital	17.7325% to 1

The accompanying notes are an integral part of these financial statements

Beanpot Financial Services, Inc.
Computation for Determination of Reserve Requirements and Information
To Possession or Control Requirements under SEC Rule 15c3-3
March 31, 2011 **Schedule II**

Beanpot Financial Services, Inc. is exempt from Rule 15c3-3, as it does not transact business in securities with, or for, other than members of a national securities exchange and does not carry margin amounts, credit balances or securities for any person defined as a "customer" pursuant to Rule 17a-5(c)(4). Accordingly, there are no amounts reportable under these sections.

Beanpot Financial Services, Inc.
(An Illinois Corporation)
Reconciliation of Audit Report to FOCUS
March 31, 2012

	Balance Sheet	
	Assets per audit report	$129,524.00
	Assets per FOCUS filing	147,404.00
	difference	17,880.00
	Liabilities per audit report	19,052.00
	Liabilities per FOCUS	19,052.00
	difference due to reclass of loan from shareholder	0.00
	Equity per Audit Report	110,472.00
	Retained Earnings per FOCUS report	128,352.00
	Difference	-17,880.00
	Difference in liabilities and difference in assets	17,880.00
	net difference	0.00
	Income statement per audit report	-14,332.00
	Annual Income per FOCUS filing	-16,452.00
	net difference	-2,120.00
	Fixed Assets per Audit report	2,120.00
	Fixed Assets per Focus filing	0.00
	net difference	2,120.00
	Total	0.00

Robert Cooper and Company CPA P.C.
141 West Jackson Blvd. Suite 3100
Chicago, Illinois 60604
312-322-2238
Facsimile 312-698-8722

Independent Auditor's Report on Internal Control Structure Required by SEC Rule 17a-5

To the Board of Directors:
Beanpot Financial Services, Inc..

In planning and performing our audit of the financial statements of **Beanpot Financial Services, Inc..** for the year ended March 31, 2012, in accordance with auditing standards generally accepted in the United States of America, we considered the Company's internal control over financial reporting as a basis for designing our auditing procedures for the purpose of expressing our opinion on the effectiveness of the Company's internal Control.

Also, as required by rule 17a-5(g)(1) of the Securities and Exchange Commission, we have made a study of the practices and procedures (including tests of compliance with such practices and procedures) followed by **Beanpot Financial Services, Inc..** that we considered relevant to the objectives stated in rule 17a-5(g), (1) in making the periodic computations of aggregate indebtedness (or aggregate debits) and net capital under rule 17a-3(a)(11) and the reserve required by rule 15c3-3, Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following.

(1) in making the quarterly securities examinations, counts, verifications and comparisons, and recordation of differences required by rule 17a-13;
(2) in complying with the requirements for prompt payment for securities under section 8 of Regulation T of the Board of Governors of the Federal Reserve System.

The management of the Company is responsible for establishing and maintaining an internal control structure and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of internal control structure policies and procedures and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the Commission's above-mentioned objectives. Two of the objectives of an internal control structure and the practices and procedures are to provide the owner with reasonable, but not absolute, assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit preparation of financial statements in conformity with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in any internal control structure or the practices and procedures referred to above, errors or irregularities may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

Our consideration of the internal control structure would not necessarily disclose all matters in the internal control structure that might be material weaknesses under standards established by the American Institute of Certified Public Accountants. A material weakness is a condition in which the design or operation of the specific internal control structure elements does not reduce to a relatively low level the risk that errors or irregularities in amounts that would be material in relation to the financial statements being audited may occur and not be detected within a timely period by employees in the normal course of performing their assigned functions. However, we noted no

control deficiency exists when the design or operation of a control does not allow management or employees, in the Matters involving the internal control structure including procedures for safeguarding securities, that we consider to be a material weakness as defined above. for normal course of performing their assigned functions, to prevent or detect misstatements on a timely basis. A significant deficiency is a control deficiency, or combination of control deficiencies, that adversely affects the entity's ability to initiate, authorize, record, process, or report financial data reliably in accordance with generally accepted accounting principles such that there is more than a remote likelihood that a misstatement of the entity's financial statements that is more than inconsequential will not be prevented or detected by the entity's internal control.

A material weakness is a significant deficiency, or combination of significant deficiencies, that results in more than a remote likelihood that a material misstatement of the financial statements will not be prevented or detected by the entity's internal control

The Company, because of its size and limited personnel, is unable to maintain an adequate separation of the various accounting functions. However, the managers of the Company informed me that they exercise close oversight of accounting records daily, thus offsetting the lack of separation of duties. The study and evaluation disclosed no condition that we believed to be a material weakness.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the Commission to be adequate for its purposes in accordance with the Securities Commission Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures were adequate at March 31, 2012, to meet the Commission's objectives.

This report is intended solely for the use of management, the Securities and Exchange Commission, the National Association of Securities Dealers and other regulatory agencies which rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 and should not be used for any other purpose.

Sincerely,



Robert Cooper & Company CPAs P.C.
May 25, 2012

Robert Cooper & Company CPA P.C.
141 W. Jackson Blvd. Suite 3100
Chicago, Illinois 60604
312-322-2238
Facsimile 312-698-8722

Independent Auditor's Report on SIPC

To the Board or Directors,
Beanpot Financial Services, Inc.

In accordance with Rule 17a-5(e)(4) under the Securities Exchange Act of 1934, we have performed the procedures enumerated below with respect to the accompanying Schedule of Assessment and Payments to the Securities Investor Protection Corporation (SIPC) for the year ending March 31, 2011, which were agreed to by Beanpot Financial Services, Inc. and the Securities and Exchange Commission, SIPC and the Chicago Board Options Exchange solely to assist you and the other specific parties in evaluating Beanpot Financial Services, Inc.'s compliance with the applicable instructions for the Transitional Assessment Reconciliation (Form SIPC- 7). Beanpot Financial Services, Inc.'s management is responsible for Beanpot Financial Services, Inc.'s compliance with those requirements. This agreed-upon procedures engagement was conducted in accordance with attestation standards established by the American Institute of Certified Public Accountants. The sufficiency of these procedures is solely the responsibility of those parties specified in the report. Consequently, we make no representation regarding other sufficiency of the procedures described below either for the purpose for which this report has been requested or for any other purpose. The procedures we performed and our findings are as follows:

1. Compared the listed assessment payments in Form SIPC-7 with respective cash disbursement records, noting no differences.
2. Compared the total revenue amounts of the audited Form X-17A-5 for the year ended March 31, 2011, as applicable, with the amount reported in Form SIPC-7, noting no differences.
3. Compared any adjustments reported in Form SIPC-7 with supporting schedules and working papers, noting no differences.
4. Proved the arithmetical accuracy of the calculations reflected in Form SIPC-7 and in the related schedules and working papers supporting any adjustments, noting no differences.
5. Compared the amount of any overpayment applied to the current assessment with the Form SIPC- 7 on which it was originally computed, noting no differences.

We were not engaged to and did not conduct an examination, the objective of which would be the expression of an opinion on compliance. Accordingly, we do not express such an opinion. Had we performed additional procedures, other matters might have come to our attention that would have been reported to you.

This report is intended solely for the information and use of the specified parties listed above and is not intended to be and should not be used by anyone other than these specified parties.



Robert Cooper & Company CPA's P.C.
Chicago, Illinois

OATH OR AFFIRMATION

REGARDING ACCURACY AND COMPLETENESS

OF FINANCIAL STATEMENTS AS OF FOR

THE PERIOD ENDING MARCH 31, 2012

To the best of my knowledge and belief, the information contained herein is accurate and complete.

John J. O'Callahan
President